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Exhibit 11.1

Earnings per share is based on the fully diluted weighted average number of common and common equivalent shares outstanding during the period. Pursuant to rules of the Securities and Exchange Commission, all common and common equivalent shares issued and options, warrants and other rights to acquire shares of common stock at a price less than the initial public offering price granted by the Company during the 12 months preceding the offering date (using the treasury stock method until shares are issued) have been included in the computation of common and common equivalent shares outstanding for all periods prior to the initial public offering.

                            E*TRADE GROUP, INC.
                STATEMENT RE: COMPUTATION OF PER-SHARE EARNINGS

                               (in thousands, except per share amounts)
                             Three Months Ended        Nine Months Ended
                                 June 30,                  June 30,
                               1997    1996              1997    1996
                             ---------------            --------------
Weighted average shares
 outstanding                  30,699  16,066            30,249  15,530
Series A convertible
   preferred stock                --   6,000                --   6,000
Series B convertible
   preferred stock                --     949                --     949
Stock options                  3,794   6,442             4,470   5,998
                             ------- -------           ------- -------
Shares used to compute per
 share data                   34,493  29,457            34,719  28,477
                             ======= =======           ======= =======
Net income (loss)            $ 3,068 $(2,397)          $ 8,382 $(1,334)
                             ======= =======           ======= =======
Net income (loss) per share  $  0.09 $ (0.08)          $  0.24 $ (0.05)
                             ======= =======           ======= =======
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